SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 15, 2007

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒    40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

13th November 2007

Inmarsat plc

Offering of US$265 million 1.75 per cent Convertible Bonds due 2017

London, England, 13th November, 2007 - Inmarsat plc (“Inmarsat”, the “Company”), (London Stock Exchange ISAT LN) announced today that it intends to make an offering (the “Offering”) of US$265 million in principal amount of 1.75 per cent Convertible Bonds due 2017 (the “Bonds”). In addition, there is an increase option of $25 million in principal amount of the Bonds that Inmarsat has granted to the Joint Bookrunners of the Offering.

The Bonds to be issued by the Company are convertible into ordinary shares of €0.0005 each of the Company and are expected to havea semi-annual coupon of 1.75 per cent, a semi-annual yield to maturity / put in the range of 4.50 per cent - 5.00 per cent and a conversion premium of 25.0 per cent to 30.0 per cent. The Bonds will be issued at 100 per cent of their principal amount and, unless previously redeemed, converted or cancelled, will mature on 16th November 2017 at a redemption price of 134.25 per cent to 141.51 per cent. The Company will have an option to call the Bonds after 7 years at their accreted principal amount under certain circumstances. In addition, the holder of each Bond will have the right to require the Company to redeem such Bond at its accreted principal amount at years 5 and 7.

The net proceeds of the Bond issue are expected to be used to fund directly or indirectly a loan that Inmarsat Finance III Limited (“Inmarsat III”) has agreed to provide to CIP UK Holdings Limited (“CIP UK”). As previously announced on 19th March 2007 CIP UK will use the proceeds of the loan to fund the acquisition by its subsidiary, CIP Canada Investment Inc (“CIP Canada”), of the entire issued share capital of Stratos Global Corporation (“Stratos”) (TSX:SGB), as well as the fees and expenses related to such acquisition. CIP Canada’s acquisition of Stratos is expected to complete before the end of the year.

The Bonds are expected to be issued on or around 16th November 2007.

A further announcement will be made in due course setting out the final terms of the Bonds, but no other details.

These materials are not for distribution, directly or indirectly, in or into the United States. They are not an offer of securities for sale into the United States. The Bonds may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act of 1933), unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities nor shall there be any sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of such jurisdiction.

Lehman Brothers International (Europe) and JP Morgan Cazenove are acting as Joint Bookrunners and Lead Managers of the Offering.

Inmarsat plc (LSE: ISAT LN) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high- speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31 December 2006, Inmarsat plc had total revenue of US$500.1 million and profit before tax of US$89.8 million.

Enquiries

Inmarsat, London, UK

Investor Enquiries

Simon Ailes, +44 20 7728 1518

simon_ailes@Inmarsat.com

Media Enquiries

Christopher McLaughlin, +44 20 7728 1015

christopher_mclaughlin@Inmarsat.com

14th November 2007

Inmarsat plc

Pricing of US$287.7 million 1.75 per cent convertible bonds due 2017

London, England, 14 November, 2007 – Inmarsat plc, (“Inmarsat”, the “Company”), (London Stock Exchange ISAT LN), following yesterday’s announcement, now announces the pricing of its offering of US$287.7 million in principal amount of 1.75 per cent convertible bonds due 2017 (the “Bonds”).

The Bonds will be convertible into ordinary shares of the Company and have a 1.75 per cent semi-annual coupon, a semi-annual yield to maturity of 4.50 per cent and a conversion premium of 32.5 per cent over the reference share price of £4.6193 representing approximately 5 per cent of the Company’s current issued share capital. The Company will have an option to call the Bonds after 7 years at their accreted principal amount under certain circumstances. In addition, the holder of each Bond will have the right to require the Issuer to redeem such Bond at its accreted principal amount at years 5 and 7. The initial conversion price is US$12.6940 and the total number of common shares to be issued if all Bonds are converted is 22.66 million shares.

Settlement of the Bonds is expected to be on or around 16th November 2007.

These materials are not for distribution, directly or indirectly, in or into the United States. They are not an offer of securities for sale into the United States. The Bonds may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act of 1933), unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities nor shall there be any sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of such jurisdiction.

Lehman Brothers International (Europe) and JPMorgan Cazenove are acting as Joint Bookrunners and Lead Managers of the Offering.

-ends-

Inmarsat plc (LSE:ISAT LN) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31 December 2006, Inmarsat plc had total revenue of US$500.1 million and profit before tax of US$89.8 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: November 15, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: November 15, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer